Filed by ASML Holding N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cymer Inc.

(Commission File No.: 0-21321)

THIRD QUARTER RESULTS CONFERENCE CALL

OCTOBER 17, 2012 / 15:00 CET

(EDITED TRANSCRIPT)

Executives

Eric Meurice – President and Chief Executive Officer

Peter Wennink – Executive Vice President and Chief Financial Officer

Craig DeYoung – Vice President, Investor Relations

Analysts

Didier Scemama – Merrill Lynch

Hamid Al Jamdani – Citigroup

Gareth Jenkins – UBS

Mahesh Sanganeria – RBC Capital Markets

Sandeep Deshpande – JPMorgan

Sasheen Shah – Tullett Prebon

Andrew Gardner – Barclays Capital

Janardan Menon – Liberum Capital

Stephane Houri – Natixis Securities

Mehdi Hosseini – Susquehanna Financial Group

Simon Schafer – Goldman Sachs

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the ASML 2012 Third Quarter Results Conference Call on October 17, 2012. For our today’s introduction all participants will be in a listen-only mode. After ASML’s introduction there will be an opportunity to ask questions. If any participant has difficulty hearing the conference, please press 00; for US participants, *0 on your push button phone for operator assistance.

I would now like to turn the conference over to Mr. Craig DeYoung. Go ahead please, sir.

Craig De Young: Thank you, operator, and good afternoon and good morning ladies and gentlemen. This is Craig DeYoung, Vice President of Investor Relations here at ASML, and I’d like to welcome you to our investor call and webcast. Joining me today from our headquarters here in Veldhoven, the Netherlands is Eric Meurice, ASML’s CEO and Peter Wennink, ASML’s CFO.

As the operator mentioned, today’s call subject is ASML’s third quarter 2012 results. However, as you now know, we’ve also announced our intent to acquire Cymer today, and therefore, we’d be happy to answer any questions you might have on either subject as we proceed with the call.

At this time, I would like to draw your attention the Safe Harbor statement contained in today’s press release and in our third quarter results presentation, both of which you can find on our website at asml.com. This Safe Harbor statement will apply to this call and all associated presentation materials. Let me remind you that the length of today’s call is 60 minutes.

And now I’d like to turn the call over to Eric Meurice for a brief introduction.

Eric Meurice: Thank you, Craig. Good afternoon. Good morning. Thank you for attending our Third Quarter Results Conference Call. Before we begin the Q&A session, Peter and I would like to provide an overview and some commentary on our third quarter results, and our view going forward. As well as providing some commentary on the Cymer acquisition proposal.

Peter will start with the review of Q3, any comments on the short-term outlook with outlook on overview of the Cymer deal, and we’ll complete the introduction with some further comments and update on the EUV program, and more details on the intent of the Cymer deal.

So, Peter please?

Peter Wennink: Thank you Eric and welcome to everyone. As mentioned by Eric I will focus on a review of our third quarter results, which are very much in line with expectations and I will close off with a brief overview of the other announcements we made during today with Cymer. A quick look at our third quarter sales results show us coming in at about €1.23 billion, just above our guided level. This is very much in line with the previous quarter. This quarter sales remained largely skewed towards the foundry IDM sectors, which accounted for about 70% including non-critical KrF systems which supported the capacity additions.

Memory combined represented the balance at 30%. This percentage seems high when looking at the state of the memory market, but we recognized a few leading edge evaluation systems as sales in the third quarter, that were shipped in prior quarters. This issue also affected the memory bookings in the quarter as these are recognized as turns business.

In addition, there is increasing uncertainty in the last few quarters as to the application for which these systems are used, which lead us to combine memory sales and bookings data via NAND in our presentation materials this quarter. The ASP is also recognized in the third quarter, at €25 million, which is an increase of about 10% from the previous quarter. Service and field option sales remained at a healthy level of around €230 million.

Q3 net bookings came it at €830 million for 33 systems, excluding EUV, with booked average selling prices at around €25 million versus €22 million in the second quarter. The quarter’s bookings profile was skewed by the turns business of the evaluation systems, as mentioned previously. Our order backlog at the end of Q3 was €1.34 billion excluding EUV, totaling 48 systems. The backlog profile at quarter’s end remained very similar to the end of the prior quarter.

Regarding our share buyback program, as of July 9, ASML had to suspend the current program for regulatory reasons in connection with the Customer Co-Investment Program. And in the fourth quarter, we plan to reinitiate and complete the previously announced buyback program of €1.13 billion. As to the outlook, we anticipate fourth quarter sales coming in at about €1 billion, putting 2012 annual revenues at about €4.7 billion. A gross margin of 41% is expected on fourth quarter sales.

R&D and SG&A expenses will be about €155 million and €64 million, respectively. The increase in R&D is a result of the initial ramp of the 450 mm program for which the Co-Investment Program has been initiated. Customer funding of this program will start in 2013. The increase in SG&A is due to a one-off taxation for the year 2012 on high income individuals, which taxation is fully payable the company. This charge will be booked fully in the fourth quarter.

We currently recognize our customers’ uncertainty regarding underlying semiconductor demand in the tablet and the Smartphone segments. As well as the fact that the PC sector has not yet been accelerated by Windows 8 and the ultra book form factor. The uncertainty around broad-based semiconductor demand, which is especially relevant in the memory sector where spending is expected to remain subdued for the next two quarters, is currently limiting our view of 2013, rendering us unable to be specific, with a reasonable level of certainty, about the coming quarters at this time.

We do see sustained demand for the Logic sector. As we planned, 28 nanometer node strategic buildup to a worldwide capacity of about 300 thousand wafer starts per month is expected by the middle of next year, mid-2013. And as the 22 nanometer Logic ramp will start in the second half of next year.

The reason for the strength of the Logic business is due to the accelerated ramp times of the current advanced technologies and to a reduced time period between the transition from 28 nanometers to 22 nanometer nodes. As previously mentioned, this transition is very lithography intensive with a significant increase in immersion to usage first the 28 nanometer nodes.

In addition whatever the impact of market uncertainties we anticipate the shipments of our first 11 NXE:3300 EUV systems that will help prepare our customers for the insertion of EUV in volume production lines by 2014. This will contribute approximately 700 million in revenues for next year.

Turning to the subject of our offer to acquire Cymer. As per this morning’s press release, we have entered into a definitive agreement to acquire all outstanding shares of Cymer Incorporated. The transaction, which was unanimously approved by the Board of Directors of ASML and Cymer, would entitle each Cymer shareholder to receive US$20 in cash and a fixed ratio of 1.1502 ASML ordinary shares per Cymer shares. The issued ASML shares will be New York shares and will be listed on NASDAQ.

As it will take some time to harvest most of the obvious synergies resulting from this merger, we believe that the first 12 months after the closing of the transaction will be somewhat dilutive to a maximum level of 5% of earnings per share. 24 months after closing, we should see the full benefits of the synergies, and that should account for up to 5% accretion in earnings per share. These assumptions do not yet include the impact of the accounting of purchase price allocations, to which the impact will need to be determined after closing. We expect the transaction to close in the course of 2013.

And with that, I would like to turn it back over to you, Eric.

Eric Meurice: Thank you, Peter. Let me focus my comments on the planned acquisition of Cymer. This move is designed to achieve three things. The first is to de-risk and accelerate the extreme ultraviolet, EUV, technology world map. The second is to give ASML the positive impact of a steady and growing service business. And, the third is to improve our financials, through the benefits of vertical integration and of synergies. Let’s go back and discuss this report.

Regarding the objective of overall de-risking and accelerating EUV development as well as creating energy synergies, we believe that this merger will enable significant execution performance improvement.

First, it will help in taking duplication out of development. Responsibility for each key module, like the vessel, the CO2 laser, the
C-Laser, control software, algorithm, etc. will be assigned to only one site without fear of IP know-how or transfer control, with no need to duplicate or to distribute development ownership in a non-optimized fashion. The development will also benefit from the flexibility of a larger pool of dedicated talent and dedicated experts.

Secondly, reducing the complexity of manufacturing and test flows. Module will be manufactured in numbers of centers of excellence, in San Diego, in Veldhoven, and at our key suppliers. They will then be integrated and qualify as a system near the scanner or at the customer site. This will save cost and time of assembly and testing at the different locations.

Regarding the objective of improving our financial prospects, part of it comes with the synergies and efficiencies I just talked about. But also, by integrating such a high-value component of the total machine, we will certainly increase our growth margin mathematically while we will scale R&D and SG&A structure through the synergies; thus creating an EPS improvement opportunity.

Regarding the objective of getting access to a growing service business, we’re very encouraged that the source business has included a significant consumable content, like the oil for printers, which is even more significant for the EUV technology. This is will ensure growing profit opportunity on a somewhat less cycle-dependent business.

This merger is also well timed. We now expect steady progress towards 2014 production goal of achieving 69 wafers per hour, a goal which we disclosed about a year ago. On the overall scanner system, from the scanner system not the source, the progress has been excellent. Customers have now exposed more than 23 thousand wafers on the six NXE:3100 machines which are currently installed.

Regarding the eleven NXE:3300 system, which are new generation systems being prepared for shipment for 2013, the platform has already shown exceptional performance, demonstrating imaging of a level of 16 nanometer, direct imaging at 16 nanometer, and an overlay of significantly less than 2 nanometers. Extremely good performance confirming that the system itself is ready for high time.

On the source front, progress has been made first in stabilizing the source utilization rate in the field, and the sources themselves can now reliably expose. Second, we have now been able to improve 30-watt exposure, enough power equivalent to about 18 or 20 wafers per hour on an NXE:3300 on a sustainable basis in different lab experiments at Cymer and ASML.

We would have hoped to have shown about 40 wafers, not 18 or 20 equivalent by now, but it was more difficult than expected to obtain beam control stability during the summer. The achieved 30-watt plateau however is a very good basis from which to move up, hopefully steadily towards our 2014 goal of 105 watt or 69 wafer per hour equivalent.

Last quarter I also mentioned that we had received customer commitments to purchase four additional NXE:3300 systems for delivery in 2014, and we’re now expecting another four to eight commitments to be received in the next six months from multiple customers as the industry prepares for the first semiconductor production from these EUV systems by 2014 as we planned about a year ago.

One last word regarding the status of our Customer Co-Investment Program. As you know, we received shareholders’ approval in September for completion of this program. This program allows investment by Intel, TSMC, and Samsung in 23% of our equity, and provides for the commitment of these three customers of nearly €1.4 billion of R&D funding over the next five years. The share issuance to those customers and the related synthetic share buyback, which avoids any dilution, will be completed in the fourth quarter, as planned.

The proposed merger with Cymer is very, very much in keeping with the objective of this Customer Co-Investment Program, as it enables the next step in technology which was an objective of the Co-Investment Program. The merger itself will also be significantly facilitated by customer R&D financing pledges, the €1.38 billion I referenced, and by the customer backing of our equity, as they will own soon 23% of our shares.

So with that, Peter and I are pleased to take your questions.

Craig De Young: Thank you Eric. Ladies and Gentlemen, the operator will instruct you momentarily on the protocol for the Q&A session. But as always, and I know there’s a lot of questions about both the results and the Cymer acquisition details, but I would like to ask you to kindly limit yourself to one question with one short follow-up so we can get as many in. And I’m sure we’ll have the opportunity to answer a vast majority of your questions. So now, operator if we could have your instructions and then the first, the question please?

Operator: Thank you, Mr. DeYoung. Ladies and Gentlemen at this time we’ll begin the question and answer session. If you have a question, please press *1 on your push button phone. Your questions will be answered in the order that they are received, and if you are using speaker equipment today, please lift the handset before making your selections. One moment please, for the first question. The first question comes from Mr. Didier Scemama, please state your company name followed by your question.

Didier Scemama: It’s Merrill Lynch. Good afternoon gentlemen, thank you for taking my question. What I would like to understand, and I think you sort of alluded to it earlier on, Eric, is you’ve been working with Cymer for some time on solving those light source issues. Can you just try to be a bit more explicit as to why you think that bringing Cymer in house is going to help you reach the 60 or 70 wafer per hour throughput you’ve got as a target? Thanks.

Eric Meurice: We think that we would have progressed to that result anyway with the current system of a very deep cooperation. But we also think that being merged will allow us to do this faster and with less risk, and with less potential conflict. It is clear that this is a very difficult project. If one of us would—one of the two partners—would see things differently, like one of us would protect IP, one of us would try to do something in parallel, etc., you can create the risk of a fight.

Economic risk and negotiations which would be of no value for both. Also, there is the human factor to get engineers to work together. It’s always better to put them into the same aquarium as opposed to different aquariums. So, it’s an efficiency question. It’s also a business question. We are reaching the point where being together will reduce the risk of not achieving, and we felt on both sides of the companies that this was the right time to do so.

Didier Scemama: Great, and then just quickly, did you say that the maximum dilution is going to be 5% in year 1?

Peter Wennink: Yes, that’s what we currently expect year one after the closing, because it will take some time to harvest the benefits, as Eric alluded to in his opening speech. It will take some time to fully get those benefits on board. We believe that after 24 months after the closing, that will be the case. Then you will see a 5% accretion.

Didier Scemama: Thank you.

Operator: The next question comes from Mr. Hamid Al Jamdani, please state your company name followed by your question.

Hamid Al Jamdani: Good afternoon. Hamid Al Jamdani from Citigroup. Thanks for taking my question. One main question and a follow-up by me. My first main question is, could you please talk about CapEx trends in each of your end markets and particular if you have seen any early signs of CapEx plans that your customers are being impacted by potential changes in manufacturing strategy by one of their customers? And, as a follow-up, we have heard this talk about some of these technological factors such as DLC and 3D stacking impacting on nano demand, could you maybe share your thoughts on that? Thank you.

Eric Meurice: Regarding the CapEx trend, which I think Peter was clear in mentioning, the Logic business is clearly on a roll. There is indeed discussion within the market about where the different players are in manufacturing the project and everybody that as a discussion where Apple would have their different Logic chip manufacturers, etc..

We see a steady request for our machines for capacity because 28 nanometer has not yet reached the level of capacity required necessary for basic demand of these products. That will go up to June, and we think these are strategic buys. They won’t move with short-term market fluctuations.

We have seen that 22 nanometer, which goes immediately after 28 nanometer is in fact accelerated because there is a war out there between the different architectures, ARM versus microprocessor architectures which pushes everybody to be even more aggressive in the Logic arena in their shrink strategy.

So we’re going to have a significant demand on 22 nanometer the second half of the year, and, as I think we mentioned now for two or three sessions in a row, 22 nanometers is a huge node in terms of numbers of lithographic layers. In fact I mentioned last quarter that we think the multiplier is 1.7. 1.7 times more machines in 22 nanometer than 28 would be required for the same amount of wafers. We think now it’s going towards 2, 1.7 to 2, so there is a good inflation here for lithograph.

The trend in memory is clearly—in fact there is no trend. At this moment it’s a dead duck business. There is no trend. But that doesn’t mean it will not come back, and this is a key message we have to give. We don’t want to say that we know something indicating that the business in 2013 will not be sustained in the memory business.

I think we are saying that there is absolutely no statistics as to where the PC business will be and without any clarity on that number, I could understand our customers waiting to see how much DRAM capacity needs to be built, and how much NAND capacity needs to be built. Because the new PC form factor, which is basically the tablet with a keyboard and in fact more NAND and more DRAM than the tablet, is going to be a huge factor to capacity requirements.

There’s a key question mark as to exactly what the number is, and when is that going to start. We will all probably feel the data when Windows 8 starts, and Windows 8, as we know, is an enabler to these new form factors. It will have a significant impact on the PC trends. So we have to wait and I don’t think at this moment any one of us would be able to say there is a negative trend. There is just no trend, no position at this moment.

If you talk about the 3D structures, you have a number of opportunities for 3D structures, which means more traditional lithography and less state-of-the-art lithography. But as we often say where we simulate this, the impact on lithography is plus or minus 10% of the NAND business. So, it’s not something that you could see easily compare to other parameters.

Hamid Al Jamdani: That’s very helpful, thank you.

Operator: The next question comes from Mr. Gareth Jenkins. Please state your company name followed by your question.

Gareth Jenkins: It’s UBS. I have two very quick ones, if I could. On the fourth rate new EUV tall orders, could you confirm that that’s coming from the same end mark as your prior one, or the same customer I should say, or is it completely new ones? And secondly, could you talk through how the valuation of your bid for Cymer was constructed. Did you look at risk on it as a capital? Did you look at the strategic value? Did you look at accretion? What were the sort of metrics behind the valuation, thank you.

Eric Meurice: Peter is going to handle the valuation question. Regarding the EUV orders, DRAM is taking the first X units, but Logic is getting heated. Logic EUV 2014 is going to have a fairly large R&D content, and 2015 will be the ramp. So now the terms of the first, say four units or so will be DRAM and after that we go full blown in to Logic. To peter for the valuation question.

Peter Wennink: For valuation, it’s pretty much based on the fundamental analysis of the business. We have worked in the same business. We understand the business of Cymer quite well. They also understand our business very well. With every scanner there is one DPV light source sold. With one EUV scanner will be one EUV source.

So, there was a lot of insight on both sides on the fundamentals of the market that we are currently operating in. We basically looked at it from two sides. You have the EUV business. There’s a lot of execution issues, you could call it execution risks, but they are also execution opportunities. That is less straightforward than the DPV light source business with a very large service component.

A significant part of the fundamental valuation can be attributed to the DPV business, which is also a potential significant part of that valuation for the EUV business. But, a lot of things need to happen, and that, of course, could be realized when we put the two companies together for the reasons that Eric just talked about.

Now after having done that fundamental analysis, we of course also look at where the share prices of the companies were over the last three to six months. This is not a cash deal, we don’t believe that it is. Largely what will be paid is in the shares of ASML.

Which makes it clear that this is from our point of view very much a strategic deal. So we also look at the three and six months premiums. So it would take the fundamental analysis and the valuation of what kind of premium would that in the end represent.

We came between 50% to 60%. If you take 50% from the six months, on a three-month basis, and looking at precedent transactions for strategic acquisitions, that falls right in the middle of those precedent transactions. So for both side, from a premium analysis point of view, but very much from a fundamental evaluation point of view. That’s how we came to where we are today.

Eric Meurice: And, as I mentioned briefly to Peter is, we also realized on both sides that there was negative value if we didn’t do it.

Peter Wennink: That’s correct.

Eric Meurice: At the end of the day we need to resolve the negative value.

Gareth Jenkins: Just as a follow-up, when is your best guess; do you think that the deal closes and that related antitrust procedures will occur?

Peter Wennink: We have to go through a few of those conditions, and one of them is shareholder approval of the Cymer shareholders, and we have to go through the regulatory no approvals. Our significant one will be on the antitrust front, and the other will be a notification to CFIUS in the United States.

Those have, in every jurisdiction, almost pre-described timetables, but we would think that under normal conditions we could have obtained those regulatory approvals within six months, also taking into account the regulatory waiting and review periods.

To be on the safe side, you never those with these things, so we set six to nine months. Of course, we are focusing on six months, but nine months is a worse-case scenario.

Gareth Jenkins: Thank you very much.

Operator: The next question comes from Mr. Mahesh Sanganeria, please state your company name followed by your question.

Mahesh Sanganeria: Thank you. The company name is RBC Capital Markets. Just staying on the antitrust topic, how does your relationship change with other source suppliers like Gigaphoton? Does that become part of antitrust issue?

Eric Meurice: No, in fact this is the point. We are comfortable that there is no antitrust issue at all. There are two facets to your question. One is, we do not choose who the source supplier is. Our customers do. So, for instance, Samsung or Intel or Toshiba or TSMC would ask us which supplier they would want us to have, and then we qualify what they are requiring. The future market share of Gigaphoton and/or Cymer depends in fact on their choice, not ours. So we feel that this a very important point to the authorities. And, the second part is, we want our division at Cymer to be able to be independent in their approach to customers, which also includes our own competitors, and therefore they will be managed fairly independently.

Mahesh Sanganeria: Okay, then I have a followup on the power supply, the EUV power supply state/status. You mentioned that you are very comfortable with a 30-watt operating as an independent and you have not integrated. But how long in terms of time can you operate that 30 watt, and how much is the downtime needed after you have the issue with 30 watt? I’m just trying to get a sense of where are you in terms of the shipment of the 3300s with respect to the EUV source?

Eric Meurice: This is a good question. The 30 watt position was a sort of—it was a laboratory experiment which is good enough because we tried it for numbers of hours in different situations. We’re comfortable that it is replicable in the machine. However, we need to ship the machine with the new source to be qualifying the performance in the field. That will happen sometime in the first or second quarter of 2013, but that issue is of much less importance. It has a logistic problem, yes. Are we going to make it exactly on time, etc? That we have now proven that we can do it, it’s just a question of execution. It’s not a question of the risk of not achieving. So we’re not very worried about the issue of execution and potential execution logistic delays. This is not as important as proving that we can do it.

Peter Wennink: I’d like to add that throughput, and I’m not saying wafers per hour, is not a delivery specification. There’s many others, but this is not one of them.

Mahesh Sanganeria: Okay, thank you.

Operator: The next question comes from Mr. Sandeep Deshpande, please state your company name followed by your question.

Sandeep Deshpande: Hi, a couple of questions from me. Firstly, on the Cymer acquisition, Cymer has other businesses and services unrelated to LCD. Does ASML intend to stay in these other businesses going forward? And how will they service those business which they don’t have direct equipment exposure to? And then, secondly, within the ASML business itself, one different terms of seeing it is, I mean NAND prices seem to be going up at a time when the orders in memory are pretty weak. Eric, do you believe that NAND orders are likely to be coming in a couple of quarters, or is there this clear disconnect between memory pricing now and the ordering date?

Eric Meurice: On your question of Cymer’s LCD small business, we will wait to hear from Cymer the decision about whether they want to invest more, invest less, or stay constant. We definitively would plan to have this group, this division as an independent division, and they would have to justify their business on their own. At this moment clearly there would be no decision on our side. We will wait for flows to have a proposal made by the current management of Cymer.

Regarding the NAND orders, yes we are seeing, in fact we’re famous in relation systems, it says that we should start seeing some orders, but we don’t yet. The real point at this moment is in the production environment you can always squeeze a bit your environment production to get more out. So we see this is happening but not yet to a level where we would get orders. Because, again, nobody can really understand the capacity required by the PC environment, so this hasn’t triggered yet.

Sandeep Deshpande: Okay thank you.

Operator: The next question comes from Mr. Sasheen Shah, please state your company name followed by your question.

Sasheen Shah: Hi, good afternoon, thanks for taking my question. Its Sasheen Shah. I wanted to find out the stock consideration. So are these shares in the US, the ADRs, well actually, there’s a couple of listings of them. ASML-US, or UW, which are the actual shares you are going to be getting?

Peter Wennink: Well the issued shares will be New York shares, no ADRs, and those are listed on NASDAQ. If you talk about the—if you want to ask the abbreviation, you just need to look at one of the people here to just find you the right abbreviation. But it will be New York shares as they are currently listed…

Sasheen Shah: There are a couple of New York shares listed, so would you happen to know offhand what specifically it is? There’s UW—

Peter Wennink: We’ll need to look at our investment.

Sasheen Shah: UW and then US.

Peter Wennink: Now, well it’s—why don’t you—sorry?

Eric Meurice: US.

Peter Wennink: It is US then? Yeah. It is ASML-US

Sasheen Shah: Okay, and on the regulatory side I just want to go over that with you. CFIUS is required, US HSR is required and I think Germany is also required. Can you just maybe go over some of the other regulatory approvals and just to confirm that there are no concerns that you’re expecting.

Peter Wennink: Well currently you are right, we don’t expect concerns at this moment, and it’s good to know that you’ve done the investigation into the antitrust filing necessity in Germany, because I don’t know whether we have come to that conclusion. But at least we would like to—in fact you can call our investor relations to share your views on that particular point. But, we are going through the areas and the territories where we do business. In every business, there are different thresholds of business that we need to achieve which will trigger a regulatory fine or not. So that is the process we’re currently going through, we haven’t identified anything that causes us any concern.

Sasheen Shah: Okay, fair enough, and then just to confirm the stock component, it’s not an election, it’s fixed?

Peter Wennink: Correct.

Sasheen Shah: It’s already listed on the New York stock exchange.

Peter Wennink: Yes.

Sasheen Shah: Okay, perfect thank you.

Operator: The next question comes from Andrew Gardner. Please state your company name followed by your question.

Andrew Gardner: Thank you very much. It’s Barclays. My question, again, around the Cymer transaction. I’m just wondering if there are any ropes or restrictions in your ability to continue cooperating and working so closely with Cymer in terms of the development of the EUV source now that you’ve entered into an agreement to acquire the company. Are there any issues in terms of making sure you stayed arm’s length from each other, or have you got enough of those processes in place already that you can continue the development as is? I’m just thinking about concerns around the timeline of EUV development, that’s all. And also, in relation to the acquisition, how did you come to the decision around the stock versus cash split?

Eric Meurice: I will let Peter discuss the stock versus cash. The restriction to operate, we’re not very worried. Of course we understand the jump-the-gun situation. We have to continue our relationship as a separate entity, and we’re planning to do so. But remember this is a customer-supplier relationship. So it is natural that the supplier does some work with the customer and vice versa. We have already X years of cooperation so all this is just the same type of behavior, potentially improved, but not because of the merger, just because we are in a situation of cooperation. I believe the law would be a concern to us if there was a risk that either of the two companies would reduce or lose numbers of rights or assets during this transition period, but that’s not the case. We will be sure that Cymer’s assets are respected and protected; the same for us. But again we don’t think there’s any significant restriction of operation that would be of concern to the law.

Peter Wennink: With respect to your question, how do we come to the consideration of stock and cash? Basically, the way that we looked at it, we said we work both companies, we work in the same segment. I believe I talked to Cymer and Cymer listened. To us, we identified that with the shareholder of the two companies we’re very much focused on similar issues like the success of the EUV program going forward, and the value that could be generated for either company going forward. So actually it appeared that both shareholders bases, institutional investors focused on the semiconductor industry, especially in our equipment industry, have an understanding of where we are going with our technology choices. That made it clear for us that a deal on the basis of stock would actually be the most logical because the institutional investor exposure would actually stay the same with regards to the industry that they are investing in. One of the requests was that cash is always an attractive feature, but that should not be the main element of this consideration we wanted to do that but the majority we wanted to be in stock to reflect the strategic nature of this transaction. The cash was there as an additional request and we were fine to do that.

Andrew Gardner: Thanks very much.

Operator: The next question comes from Mr. Janardan Menon. Please state your company name followed by your question.

Janardan Menon: Hi, it’s Liberum Capital. Just two questions, one is on the foundry side, on the Logic side. I’m just wondering, given that capacity at 28 nanometer that has been ramped up as well at 200 thousand wafers this year, and then to 300 thousand wafers by middle of next year, plus the 22 nanometer ramp in the second half of next year, if you just compare those two ramps without taking into consideration any other factors like, what end demand may be? What would be foundry CapEx spending overall this year versus next year? Would that be a flattish trend? Would that up, would that be down? Just based on up to 200 thousand this year, and then 300 thousand. Of course, I agree that the slightly unknown factor is the extent of the 22 nanometer ramp next year, but I presume you have some idea there. The second question is on the acquisition of Cymer does that preclude Ushio and Gigaphoton technology in your EUV roadmap? And, if by some chance that is not the case, and if one of them is successful, then where does that leave your involvement with Cymer at the end of the day?

Eric Meurice: So, I think it’s about flat, we expect a flat Logic business for us roughly between 2012 and 2013 on the assumption that the 22 nanometer, and I think Frankie or Craig would let you know for sure. But I think its 40k wafer capacity, which would be planned. So on that assumption, which is realistic, we would expect a flat Logic. But if it is more than 40k on 22 nanometer, and that could be because there could be additional customers coming in 22 nanometer. The current plan that we have is very limited numbers of customers would go into 22 nanometer. So if there is another one, then there would be an upside, okay?

Janardan Menon: Yeah.

Eric Meurice: The Gigaphoton issue in EUV—We have discussed the subject with Gigaphoton. We think that Gigaphoton’s business model has been to get into EUV when EUV is more mature; to get to this business as a follower. It is our understanding that they are still expecting to do so, and therefore when they get into the business, they will then benefit from what I explained before, which was equal opportunity based on the decisions made by the end customer. So, on the terms in this business it’s obvious that we did not expect this before the merger plan, that the two would come early. We always expected Gigaphoton to be a follower, and this new concept doesn’t change that. We are going to make sure that our division with Cymer is indeed going to get this EUV machine early enough and cost effectively. And then in two, three, four years, Gigaphoton will come in when EUV is, in fact, a big business. In which case, everybody will be happy.

Janardan Menon: Okay, got it. Thank you very much.

Operator: The next question comes from Stephane Houri. Please state your company name followed by your question.

Stephane Houri: Yes, good afternoon. Stephane Houri, Natixis. I have a quick question, if I may. I was looking at your statement about EUV for next year and the fact that it would represent around €700 million, which makes an ASP of around €63 million. Did you have to grant some discount because the throughput is not at the level expected? Or is there an element which is missing?

Eric Meurice: No, there is no discount there because the throughput is not a delivery specification. But, we will have some accounting deferrals on that. Also one of those systems is going to be an R&D system, which is going to be booked as a credit into the R&D line. But there will be a bit of accounting accrual what we normally have with some, but it is largely the fact that one of the systems is not in the sales line, but is in the R&D line.

Stephane Houri: Okay, and where should we put the first delivery? Would it be in Q1 or Q2, do you have a clear idea about that?

Eric Meurice: We are planning for Q1.

Stephane Houri: Q1, okay thank you very much.

Eric Meurice: You’re welcome.

Operator: The next question comes from Mr. Mehdi Hosseini. Please state your company name followed by your question.

Mehdi Hosseini: Thank you. My first question has to do with Cymer. I’m just curious to hear your thoughts as to what was the incremental catalyst for these transactions to happen over the past several years? There have been a number of challenges in commercializing EUV. As a matter of fact, ASML has put in place your own technologies at Cymer’s site to help with the migration or commercialization of EUV. But what happened over the past couple of months that pushed you over the edge and caused this transaction to happen? And I have a followup.

Eric Meurice: This is a very good question. So of course in the mind of a manager there is always two things: one is market timing, do we buy at the wrong place, wrong time? And, the other one which is in fact much more important is, does it make sense business wise? We of course looked at both.

Market timing issues and valuation, which we unfortunately have to go through sometimes, we’ve looked at times where our share versus Cymer shares went up and went down. And you will notice that if you do this, the ratio share to share, today, it’s not a bad time versus a year ago, versus two years ago. So we did manage this so that there is no bad timing versus valuation. It’s never the perfect timing but we think that today is not ridiculous.

However, the main decision has been the business, and, yes, I have to be honest with you there are two models. One is a model that says we are out of the source business and we benefit from that as we benefit for instance to be out of the soil, of the lens business, that is out and we benefit from that. There is a good P&L compatibility but sometimes they have bad times, we have bad times. This is well organized and we also benefit from being separate.

In the case of a source business, we saw that there could be some times where it’s better to be out, it’s better to benefit from a fight between Ushio, Gigaphoton and Cymer. It’s better to also have them have at a different cycle than we have. We also looked at the positive of moving together, which was the access to a bigger part of the pie because EUV source is going to be a bigger part of the pie, of the total system than ever. So there is an opportunity for us to get in. Second is, we realized, as I explained at the beginning, that there was so much synergy of efficiency in view of our going further.

The more we went into the development, the more we discovered the complexity and the more we discovered the need, in fact, to merge the way how to do it. So there was slow learning but surely we will gain a lot of synergies by, in fact, merging. So on one hand we discussed all the time here whether it’s good or bad to be in that business, and then we were forced to get into this business when we discovered that there was positive synergy to get in, and there was negative synergy not to do it.

So, in other terms, if we were not to do it we were at a point where we may have had to duplicate effort to develop the numbers of parallel stuff, which would have not been in the interest of Cymer. Nor would it have been, at the end of the day, of cost interest for us, therefore for the industry.

So when we made this decision it was a natural thing that happened during the last nine months or so, and I have heard or read things in the newspaper that we have been influenced by, you know, customers and things. Honestly, the customers are supporting us indeed, there is no question there.

That also will be helpful with the antitrust, we’re going to be hugely supported by the customer. But really what happened is we discovered that the best model for us, for Cymer, and for the industry is that we find the solutions together.

Peter Wennink: It was more natural evolution, that’s what Eric is saying, and finding it out step by step that was the best solution. This doesn’t happen from one day to the other. This is slow. It more worked like an evolutionary process.

Mehdi Hosseini: Got it. Thanks for detailed color. Just one quick followup, or rather clarification. You did say that you think that there will be 300 thousand wafers per month of additional or incremental Logic capacity added by the middle of next year. Does that mean that the Logic-related bookings could decline in early 2013? Or am I missing something here?

Eric Meurice: First of all, in Logic, when we mentioned the numbers of wafer per month, we do that because the Logic business goes towards a ramp up from zero to some level, which would be either 200 thousand wafers or 300 thousand wafers. They have done this for 15 years or something.

Every node gets through this, but the old node remains in action. So, in other terms an engine controller on 65 nanometer is still there. So its 65 nanometer, I think it is 300k wafer per month, and it will remain there. So now you’ve got the new business called 28 nanometer, which is a new chip. And in these cases, these chips are basically the ones used in mobile stuff. And that will reach a level of 300 thousand wafers, and if I’m not mistaken, a 40 nanometer will only be 200 nanometer—

Peter Wennink: Two hundred wafer—

Eric Meurice: Two hundred thousand.

Peter Wennink: Yes.

Eric Meurice: Forty nanometer is a small node, 28 nanometer is a big node at 300.

Peter Wennink: And that will last until the middle of next year, that’s what I said, that’s right.

Eric Meurice: It will build and will stay in production for 100 years afterwards. Now, the bookings, well 100 years is poetic license. The bookings however, we still need some bookings to make that up to June. But then they will be raising bookings when the 22 nanometer pops up and that’s not yet booked for us, and when NAND and DRAM comes back.

So we do not know when that pickup is going to happen, it’s an obvious pickup, it is going to happen. Will it happen in Q4? Will it happen in Q1? We don’t know.

Mehdi Hosseini: Got it. Thank, you.

Operator: The next question comes from Mr. Simon Schafer. Please state your company name followed by your question.

Simon Schafer: Yes, thanks very much. It’s Goldman Sachs. Actually I just wanted to go back on my question of sort of trying to get a sense as to where you think cross-cycle profitability now is. The premise of the question is that you clearly mentioned that the proposed Cymer transaction is margin accreted at the gross margin, and I think that’s obvious from a multi-year perspective and knowing their financials. And then I think you’ve obviously also risked that to the likelihood that the customer investment program is gross margin accretive just because, you know, you do mid-year if you get compensation for the increased R&D level. So my question is in a cross cycle, you know historically you were, in the last 5 to 6 years, looking at it starting to maybe 45% type gross margin range. By going forward, you know if and when the cycle may recover, what sort of margin uplift do you think you’re looking at? And if you could split that between the customer investment program and the proposed Cymer deal, that would be very, very helpful, thank you.

Peter Wennink: I think you are right and Eric alluded to that going forward. Especially when EUV kicks in, there’s going to be a significant component in cost of goods that is now going to add to the gross margin, which is clear because we don’t need to buy it in. That is going in the EUV-era, and especially in 2015 and 2016 when EUV will start to ramp up, we’ll have a big impact on the gross margin that is for sure.

And we talk about the big impact, you could think about gross margins anywhere between 45% and 50%, so it will move towards that range. Now what the impact will be at that same time of the operating margin, that has to do with how quickly, and I mentioned that, how quickly we can get to the synergies that we see.

Basically it’s a more efficient R&D, it’s simplifying the managed effect in processes, simplifying the sourcing strategies. You have to realize they are a big part of the sourcing chain for Cymer EUV, it’s similar to what’s the ASML sourcing chain is. So there’s a lot of opportunity for also the synergies there. Now we made a preliminary calculation, the only thing I can say, if we took up this together and you look at what we have identified as synergies that we can achieve after 24 months after closing—let’s say closing happens somewhere in 2013, so it’s ending in the 2015 area, you would see on the basis of the combination of the two companies, there’s about a 5% accretion of the earnings per share.

But if you now ask me, Peter, what does that mean in terms of your gross margin and your SG&A, I have an idea, but I think it is not opportune right now to give you all that detail, because there are still a couple of things that are open. I just want to give you the impact on EPS the way we see it today, and I’d like to keep it there. But if a couple of things happen, gross margin will go up and also there will be more efficiency on the operating expense line.

Simon Schafer: Makes sense, thanks Peter. Just to clarify, the five points that you call out, that includes both Cymer and the Customer Co-Investment Program.

Peter Wennick: Yes.

Simon Schafer: Got it. Okay, thank you very much.

Craig DeYoung: Alright ladies and gentlemen, I’m afraid we’ve run out of time. If you were unable to get through with a question on this particular call, please feel free to contact the ASML guys here in Veldhoven and in the US. We do ask that, as you can imagine there is an extraordinary number of calls that we are handling this evening here in the Netherlands and this afternoon in the US, so if you can just be patient and bear with us a bit, we would really appreciate that.

So now, on behalf of ASML’s Board of Management, I would like to thank you for joining us on today’s call. And operator if you would formally conclude the call for us, we would appreciate that. Thanks.

Operator: Of course Mr. DeYoung. Ladies and gentlemen, this concludes the ASML 2012 third quarter results conference call. Thank you for participating, you may now disconnect.

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FORWARD LOOKING STATEMENTS

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer or ASML, this transaction or the expected benefits of this transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer shareholder approval or regulatory approval for this transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of ASML and Cymer may suffer as a result of uncertainty surrounding the proposed transaction, the expected capacity and capability developments in EUV systems, the anticipated effect of this transaction on ASML’s earnings per share and EUV margins, the benefits of the DUV and IBP businesses and other risks associated with the development of EUV technology.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors included in ASML’s Annual Report on Form 20-F and Cymer’s Annual Report on Form 10-K, Cymer’s Quarterly Reports on Form 10-Q, and other documents filed by ASML and Cymer from time to time with the SEC. The parties disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.